Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business/Financial Editors:
     Advantage Announces Monthly Distribution and Hedging Update

     (TSX: AVN.UN, NYSE: AAV)

     CALGARY, Feb. 19 /CNW/ - Advantage Energy Income Fund ("Advantage" or the
"Fund") announces that the cash distribution for the month of February will be
$0.12 per Unit. The distribution represents an annualized yield of 13.6% based on the February 18 closing price of $10.57 per Unit.
     The distribution will be payable on March 17, 2008 to Unitholders of record at the close of business on February 29, 2008. The ex-distribution date is February 27, 2008. The cash distribution is based on approximately
138.9 million Units outstanding.
     The CDN$0.12 per Unit is equivalent to approximately US$0.12 per Unit if converted using a Canadian/US dollar exchange rate of 1.02. The US dollar equivalent distribution will be based upon the actual Canadian/US exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may apply.

     Hedging Update
     --------------
     Additional hedging has been completed for 2008 to i) stabilize cash flows and ii) ensure that the Fund's capital program is substantially funded out of cash flow. Approximately 51% (net of royalties) of our natural gas is now hedged for the 2008 calendar year at a floor of $7.43/mcf (currently equivalent to approximately NYMEX US$8.43/mcf). Advantage has also hedged 38%
(net of royalties) of its 2008 crude oil production at an average price of
$94.07/bbl (currently equivalent to approximately NYMEX US$95.95 WTI).
     Please visit our website for details on our hedging position:
www.advantageincome.com.

     Advisory

     The information in this press release contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan",
"continue", "estimate", "expect", "may", "will", "project", "predict",
"potential", "targeting", "intend", "could", "might", "should", "believe",
"would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts;
geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.

     %SEDAR: 00016522E          %CIK: 0001259995

     /For further information: Investor Relations, Toll free: 1-866-393-0393,
ADVANTAGE ENERGY INCOME FUND, 700, 400 - 3rd Avenue SW, Calgary, Alberta, T2P
5E9, Phone: (403) 718-8000, Fax: (403) 781-8338, E-mail:
advantage(at)advantageincome.com/
     (AVN.UN. AAV)

CO:  Advantage Energy Income Fund

CNW 19:32e 19-FEB-08